December 20, 2006

Mr. John M. Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lifetime Brands, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2006
File No. 000-19254

Dear Mr. Hartz:

This letter sets forth the responses of Lifetime Brands, Inc. (“Lifetime” or the “Company”) to the comments contained in your letter dated December 6, 2006 relating to the above referenced periodic reports filed with the Securities and Exchange Commission (the “Commission”). The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

        Form 10-K for the Year Ended December 31, 2005

        Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

        Critical Accounting Policies, page 35

1.	We note your December 22, 2005 acceleration of vesting of all unvested outstanding options. We further note the restrictions put in place over the transfer or sale of the shares received by the optionee upon exercise of the accelerated options which mirror the vesting provisions prior to acceleration. Tell us how you are accounting for these restrictions and how your accounting for these options and restricted shares complies with SFAS 123R.

The Company accounted for the acceleration of the vesting of these options as a modification of the option in accordance with FIN 44.

The acceleration of the vesting provisions in 2005 resulted in a new measurement date because this modification may have allowed the employee to vest in an option or award that would have otherwise been forfeited pursuant to the award’s original terms. While measurement of compensation is made at the date of the modification, the recognition of compensation expense, if any, depends on whether the employee ultimately retains an option or award that otherwise would have been forfeited under the option or award’s original vesting terms. Compensation is measured based on the award’s intrinsic value at the date of modification that is in excess of the award’s original intrinsic value. The Company concluded that it would be required to recognize compensation expense related to the modification to the extent that an employee would terminate prior to the options vesting under their original terms. Following the guidance in FIN 44, the Company estimated when and how many employees would terminate prior to the original vesting date by establishing probabilities based on each employee’s tenure with the Company, their position with the Company and their family relationships within the Company. The Company applied these probabilities to the intrinsic value calculated for each employee. The fair value used to calculate the intrinsic value was based on quoted market prices on the new measurement date and was not discounted for any post-vesting restrictions. Based on this analysis, the estimated compensation expense was determined to be $55,000 and said amount was recorded as compensation expense in 2005.

The Company adopted the provisions of SFAS 123 (R) effective January 1, 2006. At the date of adoption, the Company did not have any unvested stock options outstanding. The options that were accelerated by the Company in 2005 have restrictions on the sale or transfer of the shares underlying the options until the earlier of (a) the date on which such options would have vested and become exercisable under their original terms, or (b) death. The Company does not believe that there are any accounting consequences related to these restrictions on the sale or transfer of the shares upon adoption of SFAS 123 (R) and going-forward.

         Financial Statements

         Note B – Acquisitions, Disposals and Licenses, page F-11

2.	Please provide the following regarding your Salton acquisition:

•	The calculation of your income test for the purposes of determining significance under Rule 3-05 of Regulation S-X.

•	You state that you have not presented pro forma information related to Salton because discrete financial information is not available and not determinable. Please tell us your basis under GAAP for not including this information. See paragraphs 54-55 of SFAS 141. If you believe this information is not material, please provide us with your analysis of materiality under SAB 99.

To determine materiality of the Salton acquisition the Company performed the calculations required by Rule 3-05 of Regulation S-X. The Company acquired only certain components of the Salton at Home business of Salton Inc. consisting primarily of the sales of products under selective brands and brand licenses. Historical financial results for the components that were acquired were not available or determinable. The Company had the appropriate information to calculate the investment and assets test, the results of which were as follows (in thousands):

Net investment	$14,000
Lifetime's Total Assets as of December 31, 2004	157,217

Percentage	8.9%
Salton assets acquired	$14,000
Lifetime's Total Assets as of December 31, 2004	157,217

Percentage	8.9%

In order for the Salton acquisition to be material to the Company under the income test of Rule 3-05 of Regulation S-X, the Company determined that the income or loss before taxes would have to be at least $2.8 million ($14,074,000 x 20%). Since historical results were not available for the portion of the Salton business that was acquired, the Company used its best estimate in determining Salton’s results of operations before income taxes. The Company’s best estimate at the date of acquisition was the projected 2005 loss before taxes of $316,000 for the Salton business from the date of acquisition to December 31, 2005. To complete the income test under Rule 3-05 of Regulation S-X, the Company annualized this amount ($316,000 x 4 = $1,264,000) and compared it to the Company’s income before income taxes for the year ended December 31, 2004. The Company’s calculation was as follows (in thousands):

Estimated Salton loss before income taxes	$1,264
Lifetime's income before income taxes for the Year Ended December 31, 2004	14,074

Percentage	9.0%

The Company did not present pro forma information related to Salton because discrete financial information related to the portion of the Salton business that was acquired was not available and not determinable. Based on the projected results noted above, the Company did not believe that the amounts were material. The Company considered the guidance in SAB 99 and further concluded that the omission of the pro forma information would have no impact on the Company’s reported results of operations for the year ended December 31, 2005 and did not believe that the judgment of a reasonable person relying on the financial statements would have been changed. In making this determination, the Company considered the nature of the pro forma disclosure, specifically, the limitations of its usefulness in illustrating historical or future operating results.

3.	In future filings, please disclose the information required by paragraph 51b regarding the factors that contributed to a purchase price that results in the recognition of goodwill and paragraph 52 of SFAS 141, as well as paragraphs 44, 45 a (1), 45b and 45 c of SFAS 142. These disclosures should also clarify which tradenames your intangible assets relate to. In your response, please show us what your future disclosures will look like, based on your financial data as of December 31, 2005 and September 30, 2006.

In future filings, the Company will disclose the information required by paragraphs 51b and 52 of SFAS 141 and paragraphs 44, 45 a (1), 45b and 45 c of SFAS 142. The following is what the Company’s disclosure is expected to look like:

As of September 30, 2006, changes in the carrying amount of goodwill, all of which is included as an asset in the wholesale segment, is as follows (in thousands):

Balance December 31, 2004	$16,200
Balance December 31, 2005	16,200
Salton acquisition	4,145

Balance September 30, 2006	$20,345

The Company completed its most recent goodwill impairment test as of December 31, 2005. No impairment of goodwill was indicated at that time. All existing and future goodwill is subject to a goodwill impairment test on at least an annual basis or more frequently if indicators of impairment exist. There can be no assurance that future goodwill impairment tests will not result in a charge to income.

The Company has not completed its valuation of potential intangible assets created as a result of the Company’s acquisition of Syratech on April 27, 2006. On a preliminary basis, the Company believes that that the excess of the purchase price over the net assets acquired from Syratech will be allocated between indefinite-lived intangible assets and goodwill. At September 30, 2006, the Company has included the excess of $19,105,000 related to Syratech in indefinite-lived intangibles.

All goodwill is expected to be deductible for tax purposes since the acquisitions were asset purchases.

Intangible assets, all of which are included in the wholesale segment, consist of the following (in thousands):

	September 30, 2006			December 31, 2005
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Indefinite-lived
intangible assets

Trade names	$27,038	$-	$27,038	$180	$-	$180

Finite-lived
intangible assets
Trade names	2,477	917	1,560	9,256	942	8,314
Licenses	16,739	3,649	13,090	18,371	3,266	15,105
Designs	460	240	220	460	178	282
Customer relationships	300	157	143	300	117	183

Total	$47,014	$4,963	$42,051	$28,567	$4,503	$24,064

The weighted average amortization period for the Company’s finite-lived intangible assets as of September 30, 2006 is as follows:

Trade names	30.0 years
Licenses	25.2 years
Designs	6.7 years
Customer relationships	4.8 years
Total finite-lived intangible assets	25.1 years

Estimated amortization expense for each of the five succeeding fiscal years is as follows (in thousands):

Years ending December 31,
2006	$941
2007	929
2008	879
2009	879
2010	752

         Note F – Business Segments, page F-21

4.	We note that you sell tabletop, cutlery and cutting boards, bakeware and cookware, pantryware and spices, and bath accessories. We also note that one of your customers accounted for more than 10% of your net sales in each period presented. Accordingly, in future filings, please disclose the information required by paragraphs 37-39 of SFAS 131.

The Company sells a broad range of products used in the home. The Company’s product line includes over 30,000 separate items. Prior to 2006, almost all of the Company’s revenues were derived from sales of items used in connection with the storage, preparation and serving of food. These products comprise a single product category, housewares products. Classifications such as “Bakeware and Cookware,” “Cutlery and Cutting Boards,” and “Tabletop” are used to describe the functionality of the Company’s products in terms that are familiar to the reader. Sales of “Bath and Bath Hardware” products constituted less than 0.6% of the Company’s net sales in 2005.

As a result of its acquisition of the business and certain assets of Syratech Corporation in 2006, the Company now also sells picture frames and other products used to accessorize and decorate the home.

In future filings, the Company will clarify its disclosure to reflect that its products consist of two product categories, housewares products and home décor, and will provide the information required by paragraph 37 of SFAS 131 for these two product categories.

The Company does not disclose the information required by paragraph 38 of SFAS 131 because all sales of the Company are to customers within North America.

The Company believes that the information required by paragraph 39 of SFAS 131 has been disclosed in Note J.

5.	We note that your direct-to-consumer segment has incurred recurring losses for all periods presented. Please tell us the amount of goodwill, other intangible assets and fixed assets at this segment. If material, please tell us your consideration of these losses in performing your annual goodwill impairment tests. Please also tell us whether you tested the intangible and tangible assets in this segment for impairment under SFAS 144. If so, please tell us the results of those tests, including the amount of headroom between the carrying value of the assets and their recoverable amount. If not, please tell us your consideration of paragraph 8 of SFAS 144.

At December 31, 2005 the net book value of fixed assets related to the direct-to-customer segment was $3.6 million. This segment had no goodwill or intangible assets at December 31, 2005.

The components of the direct-to-consumer segment’s net fixed assets at December 31, 2005 was as follows (in thousands):

Total
Furniture & fixtures (Outlet stores)	$3,279
Point of sale equipment (Outlet stores)	181
Data processing equipment (Internet and Catalog)	159

$3,619

The fixed assets of the direct-to-consumer segment consist primarily of store fixtures. Generally when the Company closes a store, the fixed assets of the store are either transferred to a new store or sent to the Company’s distribution center for storage for use in the future. Historically, the Company’s fixed asset write-offs related to store closings has not been significant.

The size of the Company’s direct-to-consumer operations increased significantly in 2005 with the acquisition of Pfaltzgraff. The Company believed that due to the increased size of the operations the Company could leverage the fixed costs of the historical infrastructure of the direct-to-consumer operations over a larger revenue base. Additionally, the Company obtained an experienced retail management team with the acquisition of Pfaltzgraff, something the Company believed it lacked, considering that the Company’s retail operations were an insignificant portion of the Company’s historical business. Finally, with the acquisition of Pfaltzgraff, the Company had plans to close a number of unprofitable Farberware and Pfaltzgraff stores. With these facts considered, the Company was at that time and currently is confident that the direct-to-consumer operations will be profitable in the future and that the historical results of operations of the direct-to-consumer operations are not indicative of what the Company believes the future operations of the direct-to-consumer operations will be. Accordingly, the Company determined that there were no indicators of impairment as set forth in paragraph 8 of SFAS 144 as of December 31, 2005.

         Form 10-Q for the Quarter Ended September 30, 2006

         Note D – Convertible Debt, page 12

6.	Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for your $75 million of 4.75% Convertible Senior Notes is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133. In this regard, we note that it appears that the conversion feature would meet the paragraph 12 criteria for bifurcation under SFAS 133 and thus the conversion feature would be required to be analyzed under EITF 00-19 in order to determine whether it would meet the paragraph 11(a) scope exception in SFAS 133. If the paragraph 11(a) scope exception is not met, the conversion feature would be required to be bifurcated from the debt host and accounted for as a derivative liability with changes in the fair value recorded in earnings. Please tell us how you considered this and all other remaining provisions in analyzing whether the convertible debentures qualify as conventional convertible debt.

7.	Please provide us with a thorough analysis of all provisions of your convertible debenture instrument in order to determine whether there are any other provisions that may be embedded derivatives which should be bifurcated and accounted for separately as derivatives pursuant to SFAS 133. For embedded derivatives identified through this analysis, please provide us with an analysis of their accounting treatment pursuant to SFAS 133 and EITF 00-19. Additionally, please tell us why you are not required to file the Debenture agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

The Company considered the guidance in EITF 00-19 in evaluating the conversion features of its $75 million of 4.75% Convertible Senior Notes (the “Notes”) as embedded derivatives that require bifurcation from the debt host and accounted for at fair value under SFAS 133. We have included our analysis of the potential derivative features in Exhibit A.

The $75 million of 4.75% Convertible Senior Notes are governed by an indenture. The indenture was included as an exhibit to the Company’s Form S-3 filed with the Commission on September 25, 2006.

         Item 4. Controls and Procedures, page 34

8.	You state that there were no significant [emphasis added] changes in your internal control or in other factors during the most recently completed fiscal quarter that materially affected, or are likely to materially affect internal controls over financial reporting. Please be advised that Item 308 (c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us that there were no changes in your internal controls over financial reporting during the first and second quarters of 2006 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In addition, please revise your disclosure in future filings to comply with Item 308 (c).

The Company confirms that there were no changes in its internal controls over financial reporting during the first and second quarters of 2006 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. The Company will revise its disclosure in future filings to comply with Item 308 (c).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely, /s/ Robert McNally Robert McNally Vice President - Finance

EXHIBIT A

ANALYSIS OF DERIVATIVE ASPECTS OF CONVERTIBLE NOTES

CONVERSION FEATURE

We analyzed the conversion feature of the Notes to determine if it is an embedded derivative and needed to be separated from the host contract and accounted for under SFAS 133. Paragraph 12 of SFAS 133 states that contracts that do not in their entirety meet the definition of a derivative instrument such as bonds, insurance policies or leases may contain embedded derivative instruments. An embedded derivative instrument should be separated from the host contract and accounted for as a derivative instrument pursuant to paragraph 12(a)-(c) of SFAS 133 if the following criteria are met:

a.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

Analysis: Because the conversion feature is indexed to the stock of the Company and the host is a debt host, the conversion feature is not clearly and closely related to the host contract.

b.	The contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur.

Analysis: Since the host contract is a debt instrument, it is not measured at fair value with changes in fair value being reported in earnings.

c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6 to 11, be a derivative instrument subject to the requirements of SFAS 133.

Analysis: SFAS 133 does not require the Company to bifurcate the stock conversion feature from the Notes since that feature on a standalone basis would be classified as an equity instrument of Lifetime (paragraph 11 (a)). Paragraph 11(a) of SFAS 133 indicates that certain contracts will not be considered derivative instruments for the purpose of bifurcating embedded derivatives from host contracts. These contracts include “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.” To determine if the stock conversion feature is indexed to its own stock it must be analyzed under EITF 01-06, and to determine if it could be classified as stockholder’s equity it must be analyzed under EITF 00-19.

EITF 01-6 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. Based on the guidance within EITF 01-6, the instrument meets the definition of “indexed to a company’s stock” as the instrument’s settlement value is indexed to the Company’s stock.

The Notes do not have any contingent features which trigger conversion.

EITF 00-19 and EITF 05-2 discuss conventional convertible debt instruments. Since the Notes are an Instrument C type convertible under EITF 90-19 and have a conversion ratio that adjusts due to a make-whole provision, the Notes do not qualify as conventional convertible debt instruments under EITF 00-19 and EITF 05-2. Thus, under EITF 00-19 and EITF 05-2, the conversion features of the Notes must be analyzed under paragraphs 12-32 of EITF 00-19 (discussed below).

Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give the issuer a choice of net-cash settlement be classified as equity provided that the criteria of paragraphs 12 through 32 of EITF 00-19 are also met. The conversion feature in the Notes can only be net-share settled.

The requirements of paragraphs 12 through 32 of EITF 00-19 are considered below in order to determine if the embedded derivative should be classified as a component of stockholders' equity.

1.	The contract permits the company to settle in unregistered shares.	The Company may settle the conversion with unregistered
shares. The Company has certain registration obligations described in "Liquidated Damages Provision" below. There are no penalties associated with one settlement option versus another settlement option.
2.
	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.	At the time of issuance, the Company was authorized to issue 25,000,000 shares of common stock, of which approximately 13,469,000 shares were outstanding.

As of the time of issuance, the number of shares that could be issued to satisfy the conversion of the Notes is 2,678,572 (35.7143 per $1,000 notes conversion rate multiplied by $75,000,000 Notes). Although the Company may pay cash, the number of shares of 2,678,572 could be potentially issued to satisfy the conversion value. The maximum number of shares that could possibly ever be issued upon conversion are 3,360,210 (based on the 44.8028 conversion factor) and if unregistered 3,461,016 shares (assuming a 3% premium).
As of the time of issuance of the Notes, the Company had another 2,172,700 shares issuable under its stock option plans.
The Company had no other instruments at the time of issuance that would have required issuance of additional shares.
This clearly demonstrates that the number of authorized and available common shares exceeds the number of shares needed to satisfy all existing commitments.
3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
The maximum number of shares that could be issued to satisfy the conversion of the Notes based on the initial conversion price was 2,678,502. After adjustment of the conversion rate and unregistered premium, the maximum number increased to 3,461,016.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	There are liquidated damages on the registration of the Notes. However, there is no required liquidated damages payment on the registration of the shares upon conversion of the Notes. If the Holder elects to convert the Notes and a registration default exists, the holder is not entitled to receive any liquidated damages, however the Company will increase the conversion rate by 3%. The Company does not view the 3% to be excessive. For further discussion related to this provision, see "Liquidated Damages Provision," below.
5.
	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).	There are no such provisions.
6.	The contract only requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	Under certain circumstances, the holder of the Notes may receive "referenced property", as defined in the Offering Memorandum. Such provision is EITF 00-19 compliant.
7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	There are no such provisions.
8.	There is no requirement in the contract to post collateral at any point or for any reason.	There is no collateral requirement.

In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.

Under EITF 00-19, the stock conversion feature meets the definition of an equity instrument since the Company has met the 8 conditions within paragraphs 12 through 32. In addition, EITF 01-6 was considered to determine if the instrument is considered “indexed to its own stock.” We reviewed these requirements each quarter subsequent to the issuance of the Notes and all 8 conditions continue to be met. We will continue this review each quarter.

In summary, the conversion feature is both (1) indexed to its own stock because it meets the provisions of EITF 01-06 and (2) classified in stockholders’ equity in its statement of financial position because it meets the provisions of EITF 00-19. Therefore, the stock conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument. Rather it is considered part of the Notes and the instrument is one instrument — convertible debt.

We also reviewed the anti-dilution provisions that may result in adjustments to the conversion ratio in the event of an equity restructuring transaction. The glossary of SFAS 123R defines an equity restructuring as “a nonreciprocal transaction between an entity and its shareholders that causes the per-share fair value of the shares underlying the option or similar award to change, such as a stock dividend, stock split, spin-off, rights offering, or recapitalization through a large, nonrecurring cash dividend.” The following table analyzes the conversion rate adjustments with respect to the Notes agreement and compares those to the model established in SFAS 123R and whether they are within the control of the Company:

Conversion Rate Adjustments:		Analysis:
1.	Issuance of shares of common stock as a dividend or distribution on shares of common stock or effect a share split or share combination.	This adjustment is within the SFAS 123(R) definition as being a stock split or stock dividend, and is within control of the Company.
2.	Issuance to holders of common stock any rights or warrants entitling them to purchase common stock for a period of 45 days calendar days or less from the date of issuance at a discount.	This adjustment is within the SFAS 123(R) definition as being a stock split or stock dividend, and is within control of the Company.

3.	Distributions of capital stock, other assets or property to holders of common stock (except 1 through 2 above).	This adjustment is within the SFAS 123(R) definition as being a spin-off or similar transaction of providing a dividend to the holders, and is within control of the Company.
4.	Cash dividend or distribution.	This adjustment is within the SFAS 123(R) definition as being a dividend, and is within the control of the Company.
5.	Payment in respect of a tender offer or exchange offer for common stock in which the tender price is higher than the last reported sale of common stock.
The anti-dilution provision is formula driven and within the control of the Company. The numbers of shares that can be issued upon the change in the conversion are limited as the conversion factor is within the control of the Company.

6.	Someone other than the Company or one of its subsidiaries makes a payment in respect of a tender offer or exchange offer for common stock in which the board of directors is not recommending rejection of the offer.	The anti-dilution provision is formula driven and contains a number of restrictions including (i) the offeror's ownership must exceed 25%, (ii) the consideration must exceed the last reported sales price of the common stock on the trading day next succeeding the last date on which the tender or exchange may be made, and (iii) adjustment in clause 6 will not be made if the offering documents disclose a plan or an intention to cause the Company to consolidate or merge or a sale of its consolidated assets in its entirety. Similar to number 5, the number of shares that can be issued upon the change in the conversion are limited as the conversion factor is within the control of the Company, that the fair value is determined by the Board of Directors.
7.	Adjustment to shares delivered upon conversion upon a fundamental change.	The anti-dilution provision is formula driven. The number of shares that can be issued upon the fundamental change is limited to 44.8028 shares per $1,000 principal amount of the Notes.

The Company believes that the anti-dilution provisions of the Notes do not give rise to embedded derivatives. Conversion rate adjustments #1-6 are further analyzed in the section titled “Beneficial Conversion Feature(s)” and conversion rate adjustment #7 is further analyzed in the section titled “Make-Whole Provision”.

PUT AND CALL FEATURES

The put and call features of the notes allow the holder to “put” the notes back to the Company or the Company to “call” the notes. The Notes contain the following put and call features:

Put Option by Holder Upon a Fundamental Change: If a fundamental change occurs, holders of the notes may require the Company to repurchase for cash all or a portion of the Notes at a repurchase price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest. The provisions of the make whole premium are discussed in greater detail below.

We analyzed the put features under SFAS 133. SFAS 133 does not require put options that are clearly and closely related to the host contract to be bifurcated from the host contract and accounted for separately. Paragraph 61(d) of SFAS 133 indicates that put options in debt that require the prepayment of principal are considered to be clearly and closely related to the debt instrument unless both (1) the debt involves a substantial premium or discount and (2) the put option is only contingently exercisable and meets the requirements of paragraph 13 of SFAS 133. Because the embedded put feature does not involve a substantial premium or discount, the different features are considered to be clearly and closely related to the debt host as long as they meet the requirements of paragraph 13 of SFAS 133.

Paragraph 13(a) of SFAS 133 questions whether a hybrid instrument could contractually be settled in such a way that the investor (holder) would not recover substantially all of its initial recorded investment. In this case, the holder of the instrument will recover substantially all of its initial investment because it will always receive the principal amount of the Notes plus any accrued and unpaid interest.

Paragraph 13(b) of SFAS 133 questions:

1)	Is there a possible future interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return on the host contract and

2)	For each of the possible interest rate scenarios under which the investor’s initial rate of return on the host contract would be doubled, would the embedded derivative at the same time result in a rate of return that is at least twice what otherwise would be the then-current market return?

The Notes issued by the Company do not have any features that would result in a future interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return on the host contract. Therefore, the put features are deemed to be clearly and closely related to the debt host and not accounted for separately under SFAS 133.

MAKE-WHOLE PROVISIONS

The Notes contain a make-whole provision that adjusts the number of shares delivered upon conversion after certain fundamental changes. The amount of the make whole premium, if any, will be based on the price of the Company’s common stock on the effective date of the fundamental change. The amount of the make whole premium will be determined pursuant to a table set forth in the indenture.

No make whole premium will be paid if the stock price is less than or equal to $22.32 per share or if the stock price is equal to or exceeds $65.00 per share. The make whole premium ranges from zero to 9.0886 additional shares per $1,000 of principal amount of the Notes. The applicable percentage of premium declines over time. The amount of the premium can be determined with the following table:

Additional Premium Upon Change in Control
(expressed as number of additional shares per $1,000 of principal amount)

Conversion Date	Stock Price
	$22.32	$25.00	$28.00	$31.00	$35.00	$40.00	$45.00	$50.00	$55.00	$65.00
June 21, 2006	9.0886	6.7540	4.9240	3.6622	2.5381	1.6728	1.1540	0.8289	0.6193	0.3890
July 15, 2007	9.0658	6.5648	4.6547	3.3568	2.2247	1.3842	0.9030	0.6180	0.4421	0.2609
July 15, 2008	9.0180	6.3098	4.2752	2.9315	1.8093	1.0284	0.6146	0.3890	0.2606	0.1483
July 15, 2009	8.8875	5.9265	3.7566	2.4019	1.3109	0.6187	0.3124	0.1749	0.1104	0.0590
July 15, 2010	8.7075	5.2938	2.8917	1.5040	0.5837	0.1742	0.0508	0.0179	0.0102	0.0076
July 14, 2011	9.0886	4.2857	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth on the table, in which case:

•	If the stock price is between two stock prices on the table or the conversion date is between two conversion dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the two conversion dates, as applicable, based on a 365 day year.

•	If the stock price is in excess of $65.00 per share, the conversion rate will not be increased for any additional shares.

•	If the stock price is less than $22.32 per share, the conversion rate will not be increased for any additional shares.

In no event will the total number of shares issuable upon conversion of the Note exceed 44.8029 shares (35.7143 + 9.0886) per $1,000 principal amount of the Notes.

As noted above, there is a limit to the additional shares that could be issued upon a fundamental change. Also, as discussed previously, management has concluded that the Company has sufficient authorized shares available to satisfy all existing commitments to issue common stock including the maximum number of shares that could be issued under the make-whole provisions. Since the make-whole is indexed to the share price and potentially settled in the shares of the Company, the make-whole feature is not required to be bifurcated from the debt host contract and separately accounted for under paragraph 11(a) of SFAS 133.

SFAS 150 paragraph 12(c) requires that unconditional obligations, or conditional obligations, to issue a variable number of shares be classified as liabilities if the monetary value of the obligation is inversely based on the changes in fair value of the underlying equity shares. Although the Company would have to issue more shares as a result of the make-whole provision, the make-whole provision is not required to be accounted for as a liability under SFAS 150 because the scope of SFAS 150 applies to freestanding instruments, and not embedded instruments (such as the make-whole provision).

LIQUIDATED DAMAGES PROVISION

The Notes have a liquidated damages provision which must be analyzed to determine whether or not it is a derivative instrument. The Company is required to file a shelf registration statement with respect to the resale of the Notes and the common stock issuable upon conversion of the notes within 90 days after the original issuance of the Notes and to use commercially reasonable efforts to cause such shelf registration statement to become effective as promptly as practicable, but in no event later than 180 days after the original issuance of the Notes. If the Company fails to meet its registration obligations, it will be required to pay additional interest of 0.25% of the principal for the first 90 days after the occurrence of the event and an additional 0.50% of the principal amount from and after the 91st day after the occurrence of the event to the second anniversary of the first issuance of the Notes. In no event will liquidated damages accrue after the second anniversary of the first issuance of the Notes or at a rate per year exceeding 0.50%. If a holder elects to convert some or all of its Notes into common stock when there exists a registration default with respect to the common stock, the holder will not be entitled to receive liquidated damages on such common stock, and instead the Company will increase the conversion rate by 3% for each $1,000 principal amount of the Notes. No additional interest or other additional amounts will be payable in respect of shares of common stock into which the Notes have been converted.

The liquidated damages provision is a separate feature from the conversion feature. Therefore, it must be determined whether the liquidated damages provision is considered a derivative. In paragraph 6 of SFAS 133, a derivative instrument is a financial instrument if all three characteristics are present:

a.	It has one or more underlyings and one or more notional amounts or payment provisions or both.

The liquidated damages provision has an underlying, the occurrence or non occurrence of the shelf registration, and also a notional amount, which is the par amount of the Notes.

b.	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

The liquidated damages provision required no initial net investment.

c.	Its terms require or permit net settlement or permit net settlement and it can readily be settled net by a means outside the contract.

The liquidated damages provision is not net settleable as the Holder has to collect the payment over time.

Because the liquidated damages provision is not net settleable it is not a derivative and not required to be accounted for as such, and should be accounted for as a contingent liability according to SFAS 5.

In addition, the Company believes that the 3% increase in the conversion rate is not excessive and an appropriate market adjustment for holding unregistered shares.

BENEFICIAL CONVERSION FEATURE(S)

The Notes must be analyzed to determine if there is a beneficial conversion feature in accordance with EITF 98-5 and 00-27. Beneficial conversion features are conversion options that are in the money at issuance, or upon adjustment to the option, calculated as the intrinsic value (not fair value) at the “commitment date” (as defined in SFAS 133). The value attributable to the beneficial conversion features should be recognized and measured by allocating a portion of the proceeds to additional paid-in-capital, and a discount to the convertible instrument. Since the conversion price at issuance of the Notes was $28.00 per share, and the trading price of the Notes at issuance was $22.00 the conversion price was not in the money and there is no beneficial conversion feature to account for at issuance.

However, since the conversion ratio may adjust upon certain events as described in the offering memorandum (see conversion rate adjustments #1-6) these events may trigger a beneficial conversion feature if they would result in the conversion ratio being in-the-money upon adjustment. Therefore, should any of these events occur, the Company will evaluate whether a beneficial conversion feature has occurred that must be accounted for in accordance with EITF 98-5 and 00-27.